Exhibit 99.1

Abivax Announces a Change to the Composition of its Board of Directors

PARIS, France, December 23, 2024, 10:05 PM CEST – Abivax SA (Euronext Paris & Nasdaq: ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the inflammatory response in patients with chronic inflammatory diseases, today announced that Dr. Philippe Pouletty, representative of Truffle Capital, tendered his resignation as director of the Company effective on December 31, 2024. Dr. Philippe Pouletty’s decision is directly related to his appointment last week as Chairman and acting Chief Executive Officer of a French listed biotechnology company in the field of plastics recycling. Dr. Pouletty, also CEO of Truffle Capital, was Chairman of the Board of Directors of Abivax from the inception of the Company in December 2013 until August 2022 and has continued as a Board member since then.

Philippe Pouletty, MD said: “It is a great pride for me and Truffle Capital to have founded Abivax and to have contributed to the development of obefazimod for over a decade. I am convinced that Abivax, led by a strong CEO, management team, and board of directors, has the potential to help hundreds of thousands of patients suffering from severe inflammatory diseases. I expect Truffle Capital to continue to be a great supporter of Abivax as a major shareholder through the next several inflection points, including the expected Phase 3 ABTECT data readout in 2025.”

Sylvie Grégoire, PharmD, Chair of the Board of Abivax: “On behalf of the Board of Directors of Abivax I would like to thank Philippe for his numerous and significant contributions to Abivax over the past several years. As a founder and former chairman, Dr. Pouletty has played a pivotal role in guiding the Company to the forefront of therapeutic innovation, particularly in the development of Abivax’s lead drug candidate, obefazimod, which is now in Phase 3 clinical trials for ulcerative colitis. We will initiate a search to complete the board composition with a strong candidate to contribute to the advancement of Abivax’s late-stage pipeline in IBD.”

About Abivax

Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the inflammatory response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow us on LinkedIn and on X, formerly Twitter, @Abivax.

Contact:

Patrick Malloy

SVP, Investor Relations Abivax

patrick.malloy@abivax.com

+1 847 987 4878

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, including those relating to the Company’s business objectives. Words such as “intend,” “may,” “would,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning or implying the therapeutic potential of Abivax’s drug candidates, the availability and timing of data from its clinical trials, Truffle Capital’s expected future support of the Company, the Company’s intentions regarding its search for a new Board member, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2024 under the caption “Risk Factors.” These risks, contingencies and uncertainties include, among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development, including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell or the solicitation of an offer to purchase or subscribe for securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.